Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: April 18th, 2006

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

- Press release on sale of EPCOS’ tantalum business

Press Release for the Business Press

April 13, 2006

Sale of EPCOS’ tantalum business:

Transfer to KEMET closed

➢	Closing effective April 13, 2006

➢	Cash inflow of EUR 70 million expected

EPCOS, one of the world’s largest manufacturers of passive electronic components, closed the deal that transfers its tantalum capacitor business to US American capacitor manufacturer KEMET effective April 13, 2006. Now that all relevant regulatory authorities have approved the transaction the closing could be finalized.

The contract of sale between EPCOS and KEMET was signed on December 12, 2005. At that time supplementary agreements were also signed with KEMET to ensure customers an unimpeded supply of tantalum capacitors during a transitional period after closing. Under these agreements EPCOS will continue to be responsible for the sales of the products and caring for the customers of tantalum capacitors until they are gradually transferred to the KEMET sales organization. Moreover, EPCOS will continue to produce tantalum products on behalf of KEMET in Heidenheim, Germany, well into the second half of 2006.

The selling price for EPCOS’ tantalum business is EUR 86.5 million. The sale will give EPCOS an expected cash inflow totaling EUR 70 million, the bulk of which will be paid in the current (third) quarter of fiscal 2006. The main difference between the selling price and the cash inflow is a discount on the selling price for the assumption of parts of the debt of the tantalum capacitor plant in Portugal as well as for severance payments and other personnel costs.

“By selling our tantalum business, we have eliminated the company’s biggest loss-maker,” said EPCOS President and CEO Gerhard Pegam. “This step makes EPCOS a more profitable and globally competitive company.”

-----

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 04-130406E-W	1 / 2

Press Release for the Business Press

About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. With its uniquely broad portfolio EPCOS offers a comprehensive range of products from a single source. The EPCOS Group has design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2005 (October 1, 2004, to September 30, 2005), EPCOS posted sales of EUR 1.24 billion. At September 30, 2005, the company employed about 16,100 people worldwide.

-----

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 04-130406E-W	2 / 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: April 18th, 2006	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG